Exhibit 99.1

Trip.com Group Limited Reports Unaudited Fourth Quarter and Full Year of 2022 Financial Results

Shanghai, China, March 7, 2023 - Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management, today announced its unaudited financial results for the fourth quarter and full year of 2022.

Key Highlights for the Fourth Quarter and Full Year of 2022

•	The domestic business in China remained resilient and the international business continued to show strong recovery momentum.

•	Outbound air-ticket bookings and hotel bookings increased by over 200% and 140% year over year in the fourth quarter, respectively.

•	Overall air-ticket bookings on the Company’s global platforms grew by 80% year over year in the fourth quarter.

“The year of 2022 marks a turning point for the global travel industry, with most of the travel restrictions and quarantine requirements in China being lifted in December and the global travel industry maintaining its robust recovery,” said James Liang, Executive Chairman. “During the fourth quarter, the European and the U.S. markets made further progress towards normalcy while the Asia market was quickly picking up the pace. We have seen rapid growth for China’s outbound travel since the beginning of 2023, showing a strong pent-up demand for outbound travel. We are excited about the opportunities ahead and are well-prepared to capture demands across our major markets.”

“We are encouraged by our solid results in 2022 and strong recovery in the recent months” said Jane Sun, Chief Executive Officer. “Going forward, we will continue to focus on expanding our product coverage in scope and depth, and further improving our customer service quality in the global markets. Based on the solid foundation we have built over the past three years, we are confident that our company can grow at a faster pace across global markets as we continue to leverage our operational improvements.”

Fourth Quarter and Full Year of 2022 Financial Results and Business Updates

The Company’s domestic business was negatively impacted by the COVID-19 pandemic in the fourth quarter of 2022. Meanwhile, the Company’s international business maintained its growth momentum as countries continued to open up and return to normalcy.

For the fourth quarter of 2022, Trip.com Group reported net revenue of RMB5.0 billion (US$729 million), representing a 7% increase from the same period in 2021. Net revenue for the fourth quarter of 2022 decreased by 27% from the previous quarter primarily due to the surges of COVID-19 infections in certain regions of China and the seasonality in winter.

For the full year of 2022, net revenue was RMB20.0 billion (US$2.9 billion), which remained flat comparing to that for 2021.

Accommodation reservation revenue for the fourth quarter of 2022 was RMB1.7 billion (US$245 million), representing a 12% decrease from the same period in 2021 and a 42% decrease from the previous quarter, primarily due to the surges of COVID-19 infections in certain regions of China.

For the full year of 2022, accommodation reservation revenue was RMB7.4 billion (US$1.1 billion), representing a 9% decrease from 2021. The accommodation reservation revenue accounted for 37% of the total revenue in 2022 and 41% of the total revenue in 2021.

Transportation ticketing revenue for the fourth quarter of 2022 was RMB2.2 billion (US$320 million), representing a 45% increase from the same period in 2021 primarily due to the strong recovery of overseas market. Transportation ticketing revenue for the fourth quarter decreased by 16% from the previous quarter primarily due to the surges of COVID-19 infections in certain regions of China and the seasonality in winter.

For the full year of 2022, transportation ticketing revenue was RMB8.3 billion (US$1.2 billion), representing a 20% increase from 2021. The transportation ticketing revenue accounted for 41% of the total revenue in 2022 and 34% of the total revenue in 2021.

Packaged-tour revenue for the fourth quarter of 2022 was RMB164 million (US$24 million), representing a 7% decrease from the same period in 2021 and a 58% decrease from the previous quarter, primarily due to the surges of COVID-19 infections in certain regions of China.

For the full year of 2022, packaged-tour revenue was RMB797 million (US$116 million), representing a 28% decrease from 2021. The packaged-tour revenue accounted for 4% of the total revenue in 2022 and 6% of the total revenue in 2021.

Corporate travel revenue for the fourth quarter of 2022 was RMB277 million (US$40 million), representing a 25% decrease from the same period in 2021 and a 25% decrease from the previous quarter, primarily due to the surges of COVID-19 infections in certain regions of China.

For the full year of 2022, corporate travel revenue was RMB1.1 billion (US$157 million), representing a 20% decrease from 2021. The corporate travel revenue accounted for 5% of the total revenue in 2022 and 7% of the total revenue in 2021.

Cost of revenue for the fourth quarter of 2022 increased by 7% to RMB1.2 billion (US$174 million) from the same period in 2021 and decreased by 6% from the previous quarter. Cost of revenue as a percentage of net revenue was 24% for the fourth quarter of 2022.

For the full year of 2022, cost of revenue was relatively stable at RMB4.5 billion (US$654 million) comparing to that for 2021, which accounted for 23% of net revenue.

Product development expenses for the fourth quarter of 2022 decreased by 6% to RMB2.1 billion (US$305 million) from the same period in 2021 and decreased by 16% from the previous quarter, primarily due to a decrease in product development personnel related expenses. Product development expenses as a percentage of net revenue was 42% for the fourth quarter of 2022.

For the full year of 2022, product development expenses decreased by 7% to RMB8.3 billion (US$1.2 billion) from 2021, which accounted for 42% of net revenue.

Sales and marketing expenses for the fourth quarter of 2022 decreased by 12% to RMB1.1 billion (US$166 million) from the same period in 2021 and decreased by 20% from the previous quarter, primarily due to a decrease in expenses relating to sales and marketing promotion activities. Sales and marketing expenses as a percentage of net revenue was 23% for the fourth quarter of 2022.

For the full year of 2022, sales and marketing expenses decreased by 14% to RMB4.3 billion (US$616 million) from 2021, which accounted for 21% of net revenue.

General and administrative expenses for the fourth quarter of 2022 increased by 11% to RMB816 million (US$118 million) from the same period in 2021 primarily due to an increase in allowance for credit losses and decreased by 3% from the previous quarter. General and administrative expenses as a percentage of net revenue was 16% for the fourth quarter of 2022.

For the full year of 2022, general and administrative expenses decreased by 3% to RMB2.8 billion (US$413 million) from 2021, which accounted for 14% of net revenue.

Income tax expense for the fourth quarter of 2022 was RMB246 million (US$36 million), compared to RMB37 million for the same period in 2021 and RMB277 million for the previous quarter. The change in Trip.com Group’s effective tax rate was primarily due to the combined impacts of changes in respective profitability of its subsidiaries with different tax rates, certain non-taxable income or loss resulting from the fair value changes in equity securities investments and exchangeable senior notes, and changes in valuation allowance provided for deferred tax assets.

For the full year of 2022, income tax expense was RMB682 million (US$99 million), compared to RMB270 million in 2021.

Net income for the fourth quarter of 2022 was RMB2.1 billion (US$301 million), compared to net loss of RMB883 million for the same period in 2021 and net income of RMB245 million for the previous quarter. Adjusted EBITDA for the fourth quarter of 2022 was RMB286 million (US$41 million), compared to RMB54 million for the same period in 2021 and RMB1.4 billion for the previous quarter. Adjusted EBITDA margin was 6% for the fourth quarter of 2022, compared to 1% for the same period in 2021 and 21% for the previous quarter.

For the full year of 2022, net income was RMB1.4 billion (US$201 million), compared to net loss of RMB645 million in 2021.

Net income attributable to Trip.com Group’s shareholders for the fourth quarter of 2022 was RMB2.1 billion (US$298 million), compared to net loss attributable to Trip.com Group’s shareholders of RMB834 million for the same period in 2021 and net income attributable to Trip.com Group’s shareholders of RMB266 million for the previous quarter. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense) and their tax effects, non-GAAP net income attributable to Trip.com Group’s shareholders for the fourth quarter of 2022 was RMB498 million (US$71 million), compared to non-GAAP net income attributable to Trip.com Group’s shareholders of RMB309 million for the same period in 2021 and non-GAAP net income attributable to Trip.com Group’s shareholders of RMB1.0 billion for the previous quarter.

For the full year of 2022, net income attributable to Trip.com Group’s shareholders was RMB1.4 billion (US$206 million), compared to net loss attributable to Trip.com Group’s shareholders of RMB550 million in 2021. Excluding share-based compensation charges and fair value changes of equity securities investments and exchangeable senior notes, non-GAAP net income attributable to Trip.com Group’s shareholders was RMB1.3 billion (US$189 million) in 2022, compared to non-GAAP net income attributable to Trip.com Group’s shareholders of RMB1.4 billion in 2021.

Diluted earnings per ordinary share and per ADS was RMB3.12 (US$0.45) for the fourth quarter of 2022. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes and their tax effects, non-GAAP diluted earnings per ordinary share and per ADS was RMB0.76 (US$0.11) for the fourth quarter of 2022. Each ADS currently represents one ordinary share of the Company.

For the full year of 2022, diluted earnings per share and per ADS was RMB2.14 (US$0.31). Excluding share-based compensation charges and fair value changes of equity securities investments and exchangeable senior notes, non-GAAP diluted earnings per share and per ADS was RMB1.97 (US$0.29).

As of December 31, 2022, the balance of cash and cash equivalents, restricted cash, short-term investment, held to maturity time deposit and financial products was RMB59.6 billion (US$8.6 billion).

Conference Call

Trip.com Group’s management team will host a conference call at 7:00 PM EST on March 6, 2023 (or 8:00 AM CST on March 7, 2023) following this announcement.

The conference call will be available live on Webcast and for replay at: https://investors.trip.com. The call will be archived for twelve months on our website.

All participants must pre-register to join this conference call using the Participant Registration link below: https://register.vevent.com/register/BI79594cfcc5c549ce8496fb769efffb42.

Upon registration, each participant will receive details for this conference call, including dial-in numbers and a unique access PIN. To join the conference, please dial the number provided, enter your PIN, and you will join the conference instantly.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management in this press release, as well as Trip.com Group’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, the impact of COVID-19 pandemic to Trip.com Group’s business operations, volatility in the trading price of Trip.com Group’s ADSs or shares, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of the variable interest entities and the contractual arrangements among Trip.com Group, the variable interest entities and their shareholders, and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission or the Stock Exchange of Hong Kong Limited. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Trip.com Group’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Trip.com Group uses non-GAAP financial information related to adjusted net income attributable to Trip.com Group Limited, adjusted EBITDA, adjusted EBITDA margin and adjusted diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges that are not tax deductible, fair value changes of equity securities investments and exchangeable senior notes, net of tax, and other applicable items. Trip.com Group’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP, does not have a standardized meaning under GAAP, and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes and their tax effects that have been and will continue to be significant recurring expenses in Trip.com Group’s business for the foreseeable future.

Reconciliations of Trip.com Group’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for travelers in China, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com

Trip.com Group Limited

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2021	December 31, 2022	December 31, 2022
	RMB (million)	RMB (million)	USD (million)
ASSETS
Current assets:
Cash, cash equivalents and restricted cash	21,196	18,487	2,681
Short-term investments	29,566	25,545	3,703
Accounts receivable, net	4,649	5,486	795
Prepayments and other current assets	10,697	11,917	1,728
Total current assets	66,108	61,435	8,907
Property, equipment and software	5,534	5,204	755
Intangible assets and land use rights	13,046	12,825	1,859
Right-of-use asset	777	819	119
Investments (Includes held to maturity time deposit and financial products of RMB13,112 million and RMB15,527 million as of December 31,2021 and December 31, 2022, respectively)	44,961	50,177	7,275
Goodwill	59,353	59,337	8,603
Other long-term assets	396	570	83
Deferred tax asset	1,684	1,324	192
Total assets	191,859	191,691	27,793
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	39,866	28,470	4,128
Accounts payable	6,019	7,569	1,097
Advances from customers	7,535	8,278	1,200
Other current liabilities	12,798	12,718	1,845
Total current liabilities	66,218	57,035	8,270
Deferred tax liability	3,527	3,487	506
Long-term debt	11,093	17,381	2,520
Long-term lease liability	400	534	77
Other long-term liabilities	165	235	34
Total liabilities	81,403	78,672	11,407
SHAREHOLDERS’ EQUITY
Total Trip.com Group Limited shareholders’ equity	109,677	112,283	16,279
Non-controlling interests	779	736	107
Total shareholders’ equity	110,456	113,019	16,386
Total liabilities and shareholders’ equity	191,859	191,691	27,793

Trip.com Group Limited

Unaudited Consolidated Statements of Income/(Loss)

(In millions, except share and per share data)

	Three Months Ended				Year Ended

	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB (million)	RMB (million)	RMB (million)	USD (million)	RMB (million)	RMB (million)	USD (million)
Revenue:
Accommodation reservation	1,919	2,904	1,689	245	8,148	7,400	1,073
Transportation ticketing	1,516	2,623	2,204	320	6,905	8,253	1,197
Packaged-tour	177	387	164	24	1,105	797	116
Corporate travel	367	370	277	40	1,347	1,079	157
Others	703	613	697	101	2,524	2,526	366
Total revenue	4,682	6,897	5,031	730	20,029	20,055	2,909
Less: Sales tax and surcharges	(1)	(5)	(4)	(1)	(6)	(16)	(2)
Net revenue	4,681	6,892	5,027	729	20,023	20,039	2,907
Cost of revenue	(1,118)	(1,271)	(1,199)	(174)	(4,598)	(4,513)	(654)
Gross profit	3,563	5,621	3,828	555	15,425	15,526	2,253
Operating expenses:
Product development *	(2,236)	(2,491)	(2,104)	(305)	(8,992)	(8,341)	(1,209)
Sales and marketing *	(1,298)	(1,433)	(1,148)	(166)	(4,922)	(4,250)	(616)
General and administrative *	(733)	(843)	(816)	(118)	(2,922)	(2,847)	(413)
Total operating expenses	(4,267)	(4,767)	(4,068)	(589)	(16,836)	(15,438)	(2,238)
(Loss)/profits from operations	(704)	854	(240)	(34)	(1,411)	88	15
Interest income	757	453	458	66	2,132	2,046	297
Interest expense	(358)	(395)	(427)	(62)	(1,565)	(1,514)	(219)
Other (expense)/income	(433)	(492)	2,745	398	373	2,015	292
(Loss)/income before income tax expense and equity in income of affiliates	(738)	420	2,536	368	(471)	2,635	385
Income tax expense	(37)	(277)	(246)	(36)	(270)	(682)	(99)
Equity in (loss)/income of affiliates	(108)	102	(210)	(31)	96	(586)	(85)
Net (loss)/income	(883)	245	2,080	301	(645)	1,367	201
Net loss/(income) attributable to non-controlling interests	49	21	(23)	(3)	95	36	5
Net (loss)/income attributable to Trip.com Group Limited	(834)	266	2,057	298	(550)	1,403	206
(Losses)/earnings per ordinary share
- Basic	(1.29)	0.41	3.17	0.46	(0.87)	2.17	0.31
- Diluted	(1.29)	0.41	3.12	0.45	(0.87)	2.14	0.31
(Losses)/earnings per ADS
- Basic	(1.29)	0.41	3.17	0.46	(0.87)	2.17	0.31
- Diluted	(1.29)	0.41	3.12	0.45	(0.87)	2.14	0.31
Weighted average ordinary shares outstanding
- Basic	646,213,517	647,909,665	649,893,734	649,893,734	634,109,233	648,380,590	648,380,590
- Diluted	646,213,517	653,485,857	658,660,803	658,660,803	634,109,233	657,092,826	657,092,826

* Share-based compensation included in Operating expenses above is as follows:

Product development	249	167	147	21	802	567	82
Sales and marketing	58	32	37	5	149	115	17
General and administrative	200	152	126	18	730	506	73

Trip.com Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except % and per share data)

	Three Months Ended				Year Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB (million)	RMB (million)	RMB (million)	USD (million)	RMB (million)	RMB (million)	USD (million)
Net (loss)/income	(883)	245	2,080	301	(645)	1,367	201
Less: Interest income	(757)	(453)	(458)	(66)	(2,132)	(2,046)	(297)
Add: Interest expense	358	395	427	62	1,565	1,514	219
Add: Other expense/(income)	433	492	(2,745)	(398)	(373)	(2,015)	(292)
Add: Income tax expense	37	277	246	36	270	682	99
Add: Equity in loss/(income) of affiliates	108	(102)	210	31	(96)	586	85
(Loss)/profit from operations	(704)	854	(240)	(34)	(1,411)	88	15
Add: Share-based compensation	507	351	310	44	1,681	1,188	172
Add: Depreciation and amortization	251	214	216	31	1,021	875	127
Adjusted EBITDA	54	1,419	286	41	1,291	2,151	314
Adjusted EBITDA margin	1%	21%	6%	6%	6%	11%	11%
Net (loss)/income attributable to Trip.com Group Limited	(834)	266	2,057	298	(550)	1,403	206
Share-based compensation	507	351	310	44	1,681	1,188	172
Add: Loss/(gain) from fair value changes of equity securities investments and exchangeable senior notes	581	490	(1,945)	(282)	170	(1,338)	(194)
Add: Tax effects on fair value changes of equity securities investments and exchangeable senior notes	55	(72)	76	11	55	41	5
Non-GAAP net income attributable to Trip.com Group Limited	309	1,035	498	71	1,356	1,294	189
Weighted average ordinary shares outstanding- Diluted-non GAAP	648,139,290	653,485,857	658,571,739	658,571,739	640,866,173	657,092,826	657,092,826
Non-GAAP Diluted earnings per share	0.48	1.58	0.76	0.11	2.12	1.97	0.29
Non-GAAP Diluted earnings per ADS	0.48	1.58	0.76	0.11	2.12	1.97	0.29

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.8972 on December 30, 2022 published by the Federal Reserve Board.